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As filed with the Securities and Exchange Commission on December 3, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FIREPOND, INC.
(Name of Subject Company (Issuer))

FIRE TRANSACTION SUB, INC.
JAGUAR TECHNOLOGY HOLDINGS, LLC
RIVERLAND ENTERPRISES LLC
Douglas B. Croxall
Daniel S. Laikin
(Name of Filing Persons (Offerors))

Common Stock par value $0.10 per share
(Title of Class of Securities)

318224 10 2
(CUSIP Number of Class of Securities)

Douglas B. Croxall
President
Jaguar Technology Holdings, LLC
74-785 Highway 111, Suite 103
Indian Wells, California 92210
Telephone: (760) 674-1074
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

Copy to:

Allen Z. Sussman, Esq.
Morrison & Foerster LLP
555 West Fifth Street, Suite 3500
Los Angeles, California 90013-1024
Telephone: (213) 892-5200

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$11,594,422	$938***

*
Estimated for purposes of calculating the filing fee. This calculation assumes the purchase of 3,669,121 shares of common stock of FirePond, Inc. at the tender offer price of $3.16 per share of common stock.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the value of the transaction.

***
Filing fee was previously paid. See below.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$938	Filing parties:	Fire Transaction Sub, Inc. and Jaguar Technology Holdings, LLC
Form or Registration No.:	Schedule TO-T	Date filed:	October 23, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof, initially filed with the Securities and Exchange Commission on October 23, 2003 by Jaguar Technology Holdings, LLC, a Delaware limited liability company ("Parent"), and Fire Transaction Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent. The Schedule TO relates to the third party offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the "Shares"), of FirePond, Inc., a Delaware corporation (the "Company"), for $3.16 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). The information in the Offer is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 11. Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented to add to the end thereof the following:

"At 12:00 midnight, New York City time, on Tuesday, December 2, 2003, the tender offer expired. Based on information provided by LaSalle Bank National Association, which is serving as the Depositary in connection with the Offer, approximately 3.2 million shares of FirePond were tendered to Fire Transaction Sub, Inc., which has accepted for payment all shares validly tendered in the tender offer. Fire Transaction Sub holds 90.3% of FirePond's total shares outstanding, including shares accepted for payment in the tender offer and shares acquired pursuant to the exercise of the top-up option granted in the Agreement and Plan of Merger between Jaguar Technology Holdings, Fire Transaction Sub and FirePond. Jaguar Technology Holdings plans to effect a merger of Fire Transaction Sub with and into FirePond on Wednesday, December 3, 2003, or as soon as practicable thereafter. The merger will be consummated without a vote or meeting of FirePond shareholders, in accordance with Delaware's short form merger procedures. In the merger, each of the remaining shares of FirePond common stock will be converted into the right to receive $3.16 in cash, without interest. On December 3, 2003, Jaguar Technology Holdings issued a press release announcing the results of the tender offer and announcing that Fire Transaction Sub will be merged with and into FirePond. The full text of the press release is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference."

Item 12.    Exhibits.

  Item 12 is hereby amended and supplemented to add the following exhibit:

  "99(a)(5)(E)        Press Release issued by Jaguar Technology Holdings, LLC on December 3, 2003"

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2003	FIRE TRANSACTION SUB, INC.

	By:	/s/ Douglas B. Croxall
	Name:	Douglas B. Croxall
	Title:	President

Dated: December 3, 2003	JAGUAR TECHNOLOGY HOLDINGS, LLC

	By:	/s/ Douglas B. Croxall
	Name:	Douglas B. Croxall
	Title:	Duly authorized by managing member

Dated: December 3, 2003	RIVERLAND ENTERPRISES LLC

	By:	/s/ Douglas B. Croxall
	Name:	Douglas B. Croxall
	Title:	Managing Member

Dated: December 3, 2003	Douglas B. Croxall

/s/ Douglas B. Croxall

Dated: December 3, 2003	Daniel S. Laikin

/s/ Daniel S. Laikin

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SIGNATURES